EXHIBIT 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	October 12, 2022

Eldorado Gold Announces Third Quarter 2022 Preliminary Production;

Provides Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces third quarter 2022 preliminary gold production of 118,790 ounces, and year-to-date preliminary gold production of 325,461 ounces. Eldorado remains on track to achieve the low end of consolidated full-year guidance for 2022 of 460,000 ounces, as operating trends continue to improve, and sequential quarterly improvements in production are realized. Detailed production, by asset, is outlined in the table below.

Q3 2022 Preliminary Gold Production

Mine	Production (oz)
	Q3 2022	Q2 2022	Q1 2022
Kisladag	37,741	27,973	29,779
Lamaque	42,454	46,917	33,377
Efemcukuru	22,473	22,793	21,057
Olympias	16,122	15,779	8,996
Total Gold Production (oz)	118,790	113,462	93,209

Mine	Production (oz)
	9 months ending Sept. 30, 2022	9 months ending Sept. 30, 2021
Kisladag	95,493	141,229
Lamaque	122,748	101,847
Efemcukuru	66,323	70,076
Olympias	40,897	40,116
Total Gold Production (oz)	325,461	353,268

Canada

At Lamaque, third quarter production was slightly below plan due to throughput. Underground development of high-grade stopes progressed well during the quarter.

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Turkiye

Third quarter gold production at Kisladag increased 27% and 35% over the first and second quarter, respectively. The increase in gold production quarter-over-quarter was driven by an increase in tonnes placed on the pad during the second quarter. As evidenced by the production results, the on-belt agglomeration continues to perform as expected. As part of the North heap leach pad project, larger conveyors will be installed on schedule in the fourth quarter, providing further improvement in materials handling capabilities in the belt agglomeration circuit and throughput rates. As a result, Eldorado continues to anticipate production at Kisladag to be weighted to the second half of the year.

At Efemcukuru, gold production, throughput and average gold grade were in line with plan.

The Company’s profits from mining operations in Turkiye are taxed at the enacted rate and the resulting current income tax expense can be further increased or reduced by other items. In the third quarter, the Company expects the Turkish current income tax expense on mining profits, at an enacted rate of 22%, to be further increased up to $2 million. The expected increase is primarily related to the weakening of the Lira in the quarter and the resulting generation of taxable unrealized foreign exchange gains, partly offset by reductions related to Lira deposits and the investment tax credit relating to Kisladag.

Greece

Third quarter gold production at Olympias improved 79% over the first quarter and was in line with second quarter production. In the third quarter, Olympias had steady production, and good grade control, evidence of the progressive transformation in action. Other transformation initiatives continue at pace, as the mine continues to ramp up productivity. Full-year 2022 production at Olympias is expected to be lower than plan.

Q3 2022 Financial and Operational Results Call Details

Eldorado will release its 2022 Third Quarter Financial and Operational Results after the market closes on Thursday, October 27, 2022, and will host a conference call on Friday, October 28, 2022, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold2022q3.html

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Conference Call Details	Replay (available until Dec. 2, 2022)

Date: October 28, 2022	Vancouver: +1 604 638 9010
Time: 11:30 AM ET (8:30 AM PT)	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 9428
Toll free: 1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company’s 2022 annual production guidance, including our individual mine production; timing of and anticipated production; the expected tax expense in Turkiye; the timing of resource conversion drilling; the optimization of Greek operations; the Company’s release of its 2022 Third Quarter Financial and Operational Results and related conference call; our expectation as to our future financial and operating performance; expected metallurgical recoveries and improved concentrate grade and quality; risk factors affecting our business; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our production guidance; the weakening of the Turkish Lira and the resulting generation of taxable unrealized foreign exchange gains in Turkiye; benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

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Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to assess income tax expenses in Turkiye; inability to realize the expected benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to complete expansion and optimization at Kisladag or to meet the expected timing thereof or to achieve the benefits thereof; inability to assess taxes in Turkiye or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and Senior VP Technical Services for the Company, and a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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